Exhibit 99.1

GERDAU AMERISTEEL SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT

Toronto, Canada, August 24, 2010 - Gerdau Ameristeel Corporation (TSX: GNA, NYSE: GNA) and Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announced today that Gerdau Ameristeel’s shareholders passed a special resolution to approve an arrangement under the Canada Business Corporations Act involving, among other things, the acquisition by Gerdau S.A. of all of the issued and outstanding common shares of Gerdau Ameristeel not already owned, directly or indirectly, by it for US$11.00 in cash for each common share. The special resolution was approved by approximately 93% of the votes cast by holders of common shares and approximately 74% of the votes cast by “minority” holders of common shares (shareholders other than Gerdau S.A. and its related parties) at Gerdau Ameristeel's special meeting of shareholders. It is expected that the arrangement will be completed in August 2010, following the receipt of court approval and the satisfaction of other customary conditions.

About Gerdau S.A.
Gerdau S.A. is the leading producer of long steel in the Americas and one of the world's largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.'s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (TSX: GNA), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is Gerdau S.A.

Forward Looking Statements
This release contains forward-looking statements relating to the acquisition by Gerdau S.A. of the shares of Gerdau Ameristeel that Gerdau S.A. does not already own, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks and uncertainties including, without limitation, court approvals and the satisfaction or waiver of certain other conditions contemplated by the definitive arrangement agreement. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Gerdau S.A. and Gerdau Ameristeel do not assume and expressly renounce any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made. Additionally, Gerdau S.A. and Gerdau Ameristeel undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.

Investor Relations Contacts:

Osvaldo Burgos Schirmer
Executive Vice President
Director of Investor Relations
Gerdau S.A.
Office: +55 51 3323-2703
Email: inform@gerdau.com.br

Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel Corporation
Office: (813) 319-4324
Email: basmith@gerdauameristeel.com